UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and
Amendments Thereto Filed Pursuant to 13d-2(a)
(Amendment No. 2)*
Marshall Edwards, Inc.

(Name of Issuer)
Common Stock, par value $0.00000002 per share

(Title of Class of Securities)
572322402

(CUSIP Number)
Mark Hinze
Chief Financial Officer
Novogen Limited
140 Wicks Road
North Ryde, New South Wales 2113
Australia
Tel: 61-2-9878-0088

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 2, 2011

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	572322402	13 D	Page	2	OF	9 PAGES

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Novogen Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Novogen Limited is organized under the laws of Australia

	7	SOLE VOTING POWER

NUMBER OF		10,067,829(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,067,829(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,067,829(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.2%(1)

14	TYPE OF REPORTING PERSON

CO

[1]	Comprises 5,240,829 shares of common stock, par value $0.00000002 per share (the “Common Stock”), and 4,827,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, par value $0.01 per share. Please see the response to Item 4. of this report for a description of certain circumstances under which the Series A Convertible Preferred Stock may be converted into 9,654 shares of Common Stock per share of Series A Convertible Preferred Stock, for an aggregate of 9,654,000 shares of Common Stock.

CUSIP NO. 572322402	13D PAGE 3 OF 9 PAGES
     This Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D, originally filed on August 7, 2008 (the “Statement”) amends Items 1, 3, 4, 5, 6 and 7 of the Statement. Capitalized terms used but not defined in this Amendment No. 2 shall have the respective meanings ascribed to them in the Statement.
Item 1. SECURITY AND ISSUER.
     This Amendment No. 2 relates to the common stock, par value $0.00000002 per share, of Marshall Edwards, Inc. (the “Company”), a corporation organized under the laws of the State of Delaware. The principal executive office of the Company is located at 11975 El Camino Real, Suite 101, San Diego, California, 92130.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Item 3 is hereby amended and supplemented as follows:
     Please see the response to Item 4, which is incorporated by reference herein.
Item 4. PURPOSE OF TRANSACTION.
Item 4 is hereby amended and supplemented as follows:
     On May 9, 2011, the Company and Novogen consummated the transactions contemplated by the previously announced Asset Purchase Agreement (the “Asset Purchase Agreement”), dated December 21, 2010, between the Company, Novogen, and Novogen Research Pty Limited. Pursuant to the terms of the Asset Purchase Agreement, the Company has acquired from Novogen certain assets used in or generated under or in connection with the discovery, development, manufacture and marketing of intellectual property and products based on the field of isoflavonoid technology and on compounds known as isoflavones, including those related to the drug candidates Phenoxodiol, Triphendiol, NV 143 and NV-128 (the “Isoflavone-related Assets”).
     As consideration for the Isoflavone-related Assets, the Company issued to Novogen, in a transaction exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 4(2) thereof, 1,000 shares of the Company’s newly-designated Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Convertible Preferred Stock”). Each share of Series A Convertible Preferred Stock is convertible at any time and from time to time and without the payment of additional consideration by the holder thereof into 4,827 shares of the Company’s Common Stock. In addition, if a Phase II clinical trial involving any of the isoflavone technology acquired by the Company pursuant to the Asset Purchase Agreement has achieved a statistically significant result (p=0.05 or less) or a first patient is enrolled in a Phase III clinical trial involving such technology, whichever is earlier, each share of the Series A Convertible Preferred Stock not already converted may thereafter be converted into 9,654 shares of Common Stock.
     The Company has the option to purchase, in a single transaction, all of the unconverted Series A Convertible Preferred Stock for an aggregate exercise price of $12,000,000 in cash for all of the Series A Convertible Preferred Stock and, where a portion of the Series A Convertible Preferred Stock has been converted, the exercise price shall be pro-rated. Upon the earlier of (i) the fifth anniversary of the closing of the Asset Purchase and (ii) a “change in control”, as defined in the Asset Purchase Agreement, of Novogen, all unconverted Series A Convertible Preferred Stock will automatically convert into Common Stock in accordance with the applicable conversion ratio.
     Without the prior written consent of the Company, Novogen will not be permitted, directly or indirectly,

CUSIP NO. 572322402	13D PAGE 4 OF 9 PAGES
to transfer, sell, assign, pledge, lend, convey, hypothecate or otherwise encumber or dispose of (“Transfer”) any Series A Convertible Preferred Stock. In addition, until June 30, 2011, without the prior written consent of the Company, Novogen will not be permitted, directly or indirectly, to Transfer any shares of the Common Stock issued to Novogen upon conversion of the Series A Convertible Preferred Stock. In connection with the transactions contemplated by the Securities Purchase Agreement (as defined in the response to Item 6. below), Novogen agreed to similar restrictions on its ability to sell, pledge or otherwise dispose of Common Stock until December 24, 2011.
     Holders of the Series A Convertible Preferred Stock are not entitled to receive any dividend or other similar distributions, except in the event that the Company’s board of directors or any duly authorized committee thereof declares and authorizes a special dividend or distribution on any shares of Series A Convertible Preferred Stock.
     Holders of the Series A Convertible Preferred Stock are not entitled to vote any shares of Series A Convertible Preferred Stock. Holders of the Series A Convertible Preferred Stock will not have any rights of preemption, except as the Company may otherwise agree in writing.
Item 5. INTEREST IN SECURITIES OF THE ISSUER.
Item 5 as set forth in the Statement is amended and restated in its entirety as follows:
     The following information is provided as of May 10, 2011:
     (a) Number of shares and percent of Common Stock beneficially owned as of May 10, 2011 by Novogen and each of the other persons listed on Schedule A hereto. Except as indicated below, the following information is based on 8,045,872 shares of Common Stock outstanding as of May 10, 2011:

Name	Number of Shares of Common Stock:	Percent of Common Stock:
Novogen	10,067,829*	78.2%*
Josiah T. Austin	461,184	5.7%
William D. Rueckert	2,085	Less than 1%
Peter D.A. Scutt	0	0
Ross C. Youngman	0	0
Peter R. White	0	0
Mark Hinze	0	0
Craig Kearney	0	0
Ron Erratt	0	0

*	Includes 5,240,829 shares of Common Stock outstanding on the date of this report, as well as 4,827,000 shares of Common Stock issuable upon conversion of all of the 1,000 shares of Series A Convertible Preferred Stock outstanding as of the date of this report. Please see Item 4. for a description of the terms of the Series A Convertible Preferred Stock, including the circumstances under which the Series A Convertible Preferred Stock would be convertible at a rate of 9,654 shares of Common Stock per share of Series A Convertible Preferred Stock, for an aggregate of 9,654,000 shares of Common Stock.
          By virtue of the Voting Agreement (as defined below) between Novogen and the Company, the Company may have been deemed to share the power to vote the shares of Common Stock beneficially owned by Novogen in accordance with the terms of the Voting Agreement. See the discussion of the Voting Agreement contained in Item 6. hereof.

CUSIP NO. 572322402	13D PAGE 5 OF 9 PAGES
     (b) Novogen has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 5,240,829 of the shares reported above in this Item 5. Upon conversion of the Series A Convertible Preferred Stock, Novogen will have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock issued upon such conversion, subject to the limitations on the transfer or other disposition of such shares of Common Stock described in response to Item 4.
     (c) Please see the response to Item 4., which is incorporated by reference herein.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Novogen.
     (e) Not applicable.
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 is hereby amended and supplemented as follows:
     On May 2, 2011, Marshall Edwards entered into a Securities Purchase Agreement (“Securities Purchase Agreement”) with certain accredited investors (the “Purchasers”) pursuant to which Marshall Edwards has agreed to issue and sell to the Purchasers shares of Marshall Edwards’ common stock and warrants to purchase additional shares of common stock.
     In connection with the Securities Purchase Agreement, Novogen and Marshall Edwards entered into a voting agreement (“Voting Agreement”), dated May 2, 2011. Immediately after the execution of the Securities Purchase Agreement, pursuant to the terms of the Voting Agreement, Novogen executed a written consent approving the transactions contemplated by the Securities Purchase Agreement (collectively, the “Transaction”), which approval will become effective 20 days after Marshall Edwards has mailed a definitive information statement to its stockholders.
     Also in connection with the Securities Purchase Agreement, Novogen entered into a lock-up agreement pursuant to which it has agreed not to sell, transfer or otherwise dispose of any shares of Common Stock, or other equity securities of the Company, including securities convertible or exchangeable for shares of Common Stock, until December 24, 2011.
Item 7. MATERIAL TO BE FILED AS EXHIBITS.
The following additional materials are filed as Exhibits to this Amendment No. 2:

Exhibit 1	Asset Purchase Agreement, dated as of December 21, 2010, by and among Marshall Edwards, Inc., Novogen Limited and Novogen Research Pty Limited (incorporated by reference to Exhibit 2.1 to Marshall Edwards, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2010 (File No. 000-50484)).

Exhibit 2	Voting Agreement, dated as of May 2, 2011, by and among Marshall Edwards, Inc. and Novogen Limited (incorporated by reference to Exhibit 10.3 to Marshall Edwards, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2011 (File No. 000-50484)).

CUSIP NO. 572322402	13D PAGE 6 OF 9 PAGES

Exhibit 3	Form of Lock-up Agreement, dated as of May 2, 2011, given by Novogen Limited (incorporated by reference to Exhibit 10.4 to Marshall Edwards, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2011 (File No. 000-50484)).
[The remainder of this page is intentionally left blank.]

CUSIP NO. 572322402	13D	PAGE 7 OF 9 PAGES
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 11, 2011

NOVOGEN LIMITED
By:	/s/ William D. Rueckert
	Name:	William D. Rueckert
	Title:	Chairman

CUSIP NO. 572322402	13D	PAGE 8 OF 9 PAGES
EXHIBIT INDEX

Exhibit 1	Asset Purchase Agreement, dated as of December 21, 2010, by and among Marshall Edwards, Inc., Novogen Limited and Novogen Research Pty Limited (incorporated by reference to Exhibit 2.1 to Marshall Edwards, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2010 (File No. 000-50484)).

Exhibit 2	Voting Agreement, dated as of May 2, 2011, by and among Marshall Edwards, Inc. and Novogen Limited (incorporated by reference to Exhibit 10.3 to Marshall Edwards, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2011 (File No. 000-50484).

Exhibit 3	Form of Lock-up Agreement, dated as of May 2, 2011, given by Novogen Limited (incorporated by reference to Exhibit 10.4 to Marshall Edwards, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2011 (File No. 000-50484)).

CUSIP NO. 572322402	13D PAGE 9 OF 9 PAGES
SCHEDULE A
Directors

Name	Position	Principal Occupation	Business Address	Citizenship
William D. Rueckert	Non-Executive Chairman of the Board of Directors	Managing Member, Oyster Management Group, LLC	140 Wicks Road North Ryde, NSW 2113 Australia	United States

Josiah T. Austin	Non-Executive Director	Managing Member, El Coronado Holdings, LLC	140 Wicks Road North Ryde, NSW 2113 Australia	United States

Peter D.A. Scutt	Non-Executive Director	Business Consultant	140 Wicks Road North Ryde, NSW 2113 Australia	Australia

Ross C. Youngman	Non-Executive Director	Chief Executive Officer, Five Oceans Asset Management	140 Wicks Road North Ryde, NSW 2113 Australia	Australia

Peter R. White	Non-Executive Director	Banking Executive	140 Wicks Road North Ryde, NSW 2113 Australia	United States
Executive Officers

Name	Position	Business Address	Citizenship
Mark Hinze	Chief Financial Officer	140 Wicks Road North Ryde, NSW 2113 Australia	Australia

Craig Kearney	General Manager Consumer Business	140 Wicks Road North Ryde, NSW 2113 Australia	Australia

Ron Erratt	Company Secretary	140 Wicks Road North Ryde, NSW 2113 Australia	Australia